

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Eric J. Gervais, Esq.
Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112-6777

Re: Tortoise Energy Capital Corporation (the "Fund")
         File Numbers 811- 21725 & 333-186553

Dear Mr. Gervais:

On February 8, 2013, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing was made to register an indeterminate number of shares of common and preferred stock, and/or debt securities, offered on an immediate, continuous or delayed basis. We have referenced the captions and page numbers from the registration statement to indicate the sections of the registration statement to which each comment relates. However, you should regard any comment made with respect to one section of the registration statement to apply to similar disclosure elsewhere in the registration statement.

A letter of even date accompanied the filing, sought selective review, and noted that the Fund filed a registration statement (as opposed to a post-effective amendment) for the purpose of registering additional securities, bringing the financials up to date and making other non-material changes to its shelf registration statement. With certain exceptions, we have limited our review of the filing. Our comments regarding the filing are set forth below.

General

1.   The filing discloses that the Fund will use derivatives for hedging, including interest rate swap contracts, caps and floors purchased from financial institutions. Please summarize in this section, and disclose all material derivative investments in the prospectus. In this regard, s*ee* The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

2.   Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

3.   Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present, including, if material, events in foreign markets as well as the U.S.

4.   Prospectus disclosure indicates that the Fund may invest up to 20% of its total asset in below investment grade securities, i.e., securities rated as low as B3 by Moody's or B- by S&P. Add the description of ratings as an appendix to the prospectus.

Facing Page

5.   The aggregate offering price of the securities being registered equals $300,000,000. Confirm that the securities being registered includes the securities to be offered by selling stockholders as well as those to be sold by the Fund.

Prospectus Cover

6.   Disclosure in the first paragraph states that: "Unlike most investment companies, we have not elected to be treated as a regulated investment company under the Internal Revenue Code." Disclose the significance or impact of this election, e.g., later it is stated that: "The extent to which we are required to pay corporate income tax or alternative minimum tax could materially reduce our cash available to make distributions on the common shares."

7.   Disclosure in the second paragraph states that: "We may offer, on an <u>immediate</u>, <u>continuous</u> or <u>delayed</u> basis, including through a rights offering to existing stockholders . . ." Explain to the staff how the Fund proposes to engage in each type of offering available under Rule 415. If however, the Fund actually expects to engage in delayed offerings under the rule, adjust the disclosure consistent with that expectation.

Prospectus

TABLE OF CONTENTS – Page i

8.   Disclosure following the table states that: "The information appearing in this prospectus and in any related prospectus supplement is accurate only as of the dates on their covers." Add disclosure regarding the Fund's duty to update the prospectus during the offering period.

PROSPECTUS SUMMARY
The Company – Page 1

9.   Disclosure in the third paragraph discusses the Fund's use of an unsecured credit facility and notes that outstanding balances under the credit facility generally accrue interest at a variable annual rate equal to the one-month LIBOR plus 1.25%, with a fee of 0.20% on any unused balance of the credit facility. In light of the rate rigging scandal involving LIBOR, discussed in the WSJ as recently as February 26, 2013, disclose any adverse impacts experienced by the Fund or resulting from the use of this rate.

SUMMARY OF COMPANY EXPENSES – Page 11

10.   Delete the indicated clause from footnote 6: "The table ~~presented above~~ presents certain of our annual expenses stated as a percentage of our net assets attributable to our common shares." There is only one table.

MARKET AND NET ASSET VALUE INFORMATION – Page 18

11.   The table and footnote 2 are confusing, e.g., the last line item discloses that the Fund's net asset per share as of January 31, 2013 was $26.40, however, the paragraph following the footnotes states that: "The NAV per share, market price and percentage premium to NAV per share of our common stock on January 31, 2013, were $29.94, $30.92 and 3.3%, respectively. Clearly the two statements of the Fund's NAV as of the end of January do not match. In addition, footnote 2, the note applicable to the NAV column in the table states that: "Based on the NAV calculated on the close of business on the last business day of each prior calendar month." What does the highlighted term mean in this context?

USE OF PROCEEDS – Page 19

12.   The discussion under this sub-caption indicates that the proceeds of the offering may be invested within three to six months following the close of the offering but that it may take longer if suitable investments are unavailable at the time or for other reasons. If the delay stretches beyond three months, describe the reasons for and consequences of the delay. *See* Item 7.2 of Form N-2. If the investment process is delayed more than six months will the Fund obtain shareholder consent to go beyond six months as required by Guide 1 to Form N-2?

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES
Investment Process – Page 22

13.   Disclosure under this sub-caption states that: "Our Adviser seeks to invest in securities that offer a combination of quality, growth and yield intended to result in superior total returns over the long run." If the underlined term does not mean that these investments will be rated high quality or deemed equivalent, consider using another word or term. In addition, if not rated high quality or deemed equivalent, what is the meaning you associate with the use of this term.

LEVERAGE
Hedging Transactions – Page 32

14.   Disclosure hereunder indicates that the Fund will engage in specific derivatives, swaps, caps and floors, for hedging purposes. In all cases payment would be based on the notional amount. If this activity would subject the Fund to the risk of leverage, explain whether the Fund intends to segregate assets as required by IC-10666, and disclose the amount to be segregated. *See* generally Investment Company Act Release No. 10666 (Apr. 18, 1979).

CERTAIN PROVISIONS IN OUR CHARTER AND BYLAWS
Removal of Directors – Page 63

15.   Please indicate whether, in connection with the removal of directors, the Fund will render assistance to shareholders as discussed in §16(c) under the Investment Company Act of 1940?

<u>Statement of Additional Information</u>

MANAGEMENT OF THE COMPANY
Company Officers and Directors – Page S-16

16.   Disclosure following the table briefly notes that each director was selected to join the board based on their character and integrity, service on other boards, willingness and ability to commit the time necessary to perform the necessary duties, and goes on to state that no factor was by itself controlling. The information requirement in the Form N-2 seeks a discussion of the specific experience, qualifications, attributes, and skills that led to their selection at this time. Accordingly, please revise and strengthen this disclosure.

              *   *   *   *   *   *   *   *   *   *   *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

        Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

        Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____
Larry L. Greene
Senior Counsel

Thursday, March 7, 2013